UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Bioventus Inc.

(Name of Issuer)

CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

09075A108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 09075A108		Page 2 of 16 Pages

1.	NAMES OF REPORTING PERSONS AMP-CF Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,255,332
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,255,332
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,255,332
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.47% (1)
12.	TYPE OF REPORTING PERSON OO

(1)

The percent of class was calculated based on 59,438,082 shares of Class A Common Stock outstanding as of November 9, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

SCHEDULE 13G
CUSIP No. 09075A108		Page 3 of 16 Pages

1.	NAMES OF REPORTING PERSONS Ampersand CF Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,255,332
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,255,332
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,255,332
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.47% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

The percent of class was calculated based on 59,438,082 shares of Class A Common Stock outstanding as of November 9, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

SCHEDULE 13G
CUSIP No. 09075A108		Page 4 of 16 Pages

1.	NAMES OF REPORTING PERSONS AMP-CF Management Company Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,255,332
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,255,332
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,255,332
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.47% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

The percent of class was calculated based on 59,438,082 shares of Class A Common Stock outstanding as of November 9, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

SCHEDULE 13G
CUSIP No. 09075A108		Page 5 of 16 Pages

1.	NAMES OF REPORTING PERSONS AMP-CF MC LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,255,332
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,255,332
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,255,332
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.47% (1)
12.	TYPE OF REPORTING PERSON OO

(1)

The percent of class was calculated based on 59,438,082 shares of Class A Common Stock outstanding as of November 9, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

SCHEDULE 13G
CUSIP No. 09075A108		Page 6 of 16 Pages

1.	NAMES OF REPORTING PERSONS Ampersand 2020 Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,255,332
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,255,332
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,255,332
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.47% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

The percent of class was calculated based on 59,438,082 shares of Class A Common Stock outstanding as of November 9, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

SCHEDULE 13G
CUSIP No. 09075A108		Page 7 of 16 Pages

1.	NAMES OF REPORTING PERSONS AMP-20 Management Company Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,255,332
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,255,332
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,255,332
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.47% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

The percent of class was calculated based on 59,438,082 shares of Class A Common Stock outstanding as of November 9, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

SCHEDULE 13G
CUSIP No. 09075A108		Page 8 of 16 Pages

1.	NAMES OF REPORTING PERSONS AMP-20 MC LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,255,332
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,255,332
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,255,332
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.47% (1)
12.	TYPE OF REPORTING PERSON OO

(1)

The percent of class was calculated based on 59,438,082 shares of Class A Common Stock outstanding as of November 9, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

SCHEDULE 13G
CUSIP No. 09075A108		Page 9 of 16 Pages

1.	NAMES OF REPORTING PERSONS Herbert H. Hooper
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,255,332
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,255,332
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,255,332
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.47% (1)
12.	TYPE OF REPORTING PERSON IN

(1)

The percent of class was calculated based on 59,438,082 shares of Class A Common Stock outstanding as of November 9, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

SCHEDULE 13G
CUSIP No. 09075A108		Page 10 of 16 Pages

Item 1.		Issuer

	(a)	Name of Issuer:

Bioventus Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

4721 Emperor Boulevard, Suite 100 Durham, NC 27703

Item 2.		Filing Person

(a) – (c)

Name of Persons Filing; Address; Citizenship:

AMP-CF Holdings, LLC

C/O Ampersand Capital Partners

55 William Street, Suite 240

Wellesley, Ma 02481

Place of Organization: Delaware

Ampersand CF Limited Partnership

C/O Ampersand Capital Partners

55 William Street, Suite 240

Wellesley, Ma 02481

Place of Organization: Delaware

AMP-CF Management Company Limited Partnership

C/O Ampersand Capital Partners

55 William Street, Suite 240

Wellesley, Ma 02481

Place of Organization: Delaware

AMP-CF MC LLC

C/O Ampersand Capital Partners

55 William Street, Suite 240

Wellesley, Ma 02481

Place of Organization: Delaware

Ampersand 2020 Limited Partnership

C/O Ampersand Capital Partners

55 William Street, Suite 240

Wellesley, Ma 02481

Place of Organization: Delaware

AMP-20 MC LLC

C/O Ampersand Capital Partners

55 William Street, Suite 240

Wellesley, Ma 02481

Place of Organization: Delaware

AMP-20 Management Company Limited Partnership

C/O Ampersand Capital Partners

55 William Street, Suite 240

Wellesley, Ma 02481

Place of Organization: Delaware

SCHEDULE 13G
CUSIP No. 09075A108		Page 11 of 16 Pages

Hooper, Herbert H C/O Ampersand Capital Partners 55 William Street, Suite 240 Wellesley, Ma 02481 Citizenship: United States

	(d)	Title of Class of Securities:

Class A common stock, par value $0.001 per share (“Class A Common Stock”)

	(e)	CUSIP Number: 09075A108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership.

	(a)	See response to Item 9 on each cover page.

	(b)	See response to Item 11 on each cover page

	(c)	(i) See response to Item 5 on each cover page (ii) See response to Item 6 on each cover page (iii) See response to Item 7 on each cover page (iv) See response to Item 8 on each cover page

These securities are held of record by AMP-CF Holdings, LLC (the “Investor”). Ampersand CF Limited Partnership (“AMP-CF LP”) and Ampersand 2020 Limited Partnership (“AMP-20 LP”) are the sole members and Managers of the Investor. AMP-CF Management Company Limited Partnership (“AMP-CF MCLP”) is the general partner of AMP-CF LP; AMP-CF MC LLC (“AMP-CF MCLLC”) is the general partner of AMP-CF MCLP; and Herbert H. Hooper is the Managing Member of AMP-CF MCLLC. AMP-20 Management Company Limited Partnership (“AMP-20 MCLP”) is the general partner of AMP-20 LP; AMP-20 MC LLC (“AMP-20 MCLLC”) is the general partner of AMP-20 MCLP; and Herbert H. Hooper is the Managing Member of AMP-20 MCLLC. By virtue of such relationships, AMP-CF LP; AMP-CF MCLP; AMP-CF MCLLC; AMP-20 LP; AMP-20 MCLP; AMP-20 MCLLC; and Herbert H. Hooper may be deemed to have voting and investment power with respect to the securities held by the Investor and as a result may be deemed to have beneficial ownership over such securities. Each of AMP-CF LP; AMP-CF MCLP; AMP-CF MCLLC; AMP-20 LP; AMP-20 MCLP; AMP-20 MCLLC; and Herbert H. Hooper disclaims beneficial ownership of the securities reported herein for purposes of Rule 16a-1(a) under the Securities Exchange Act of 1934, except to the extent of its or his pecuniary interest therein, if any.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following.    ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

SCHEDULE 13G
CUSIP No. 09075A108		Page 12 of 16 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b)(1)..

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certification.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 09075A108	SCHEDULE 13G	Page 13 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMP-CF Holdings, LLC		Date:

By:	/s/ Dana L. Niles	02/11/2022
Name: Dana L. Niles Title: Chief Operating Officer

Ampersand CF Limited Partnership
By AMP-CF Management Company Limited Partnership, its general partner
By: AMP-CF MC LLC, its general partner

By:	/s/ Dana L. Niles	02/11/2022
Name: Dana L. Niles
Title: Chief Operating Officer

AMP-CF Management Company Limited Partnership
By: AMP-CF MC LLC, its general partner

By:	/s/ Dana L. Niles	02/11/2022
Name: Dana L. Niles
Title: Chief Operating Officer

AMP-CF MC LLC

By:	/s/ Dana L. Niles	02/11/2022
Name: Dana L. Niles
Title: Chief Operating Officer

Ampersand 2020 Limited Partnership
By: AMP-20 Management Company Limited Partnership
By: AMP-20 MC LLC, its general partner

By:	/s/ Dana L. Niles	02/11/2022
Name: Dana L. Niles
Title: Chief Operating Officer

AMP-20 Management Company Limited Partnership
By: AMP-20 MC LLC, its general partner

By:	/s/ Dana L. Niles	02/11/2022
Name: Dana L. Niles
Title: Chief Operating Officer

CUSIP No. 09075A108	SCHEDULE 13G	Page 14 of 16 Pages

AMP-20 MC LLC		02/11/2022

By:	/s/ Dana L. Niles
Name: Dana L. Niles Title: Chief Operating Officer

/s/ Herbert H. Hooper Herbert H. Hooper		02/11/2022